Exhibit 3.1
THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
THE O’GARA GROUP, INC.
(as amended and supplemented through August 18, 2008)

ARTICLE FIRST:	The name of the corporation is: The O’Gara Group, Inc.

ARTICLE SECOND:	Location: City of Cincinnati, County of Hamilton

Effective Date: upon filing
     ARTICLE THIRD: The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the Ohio General Corporation Law, §§1701.01 et seq., as from time to time in effect.
     ARTICLE FOURTH: PART ONE: (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Million Five Hundred Fifty-One Thousand (1,551,000) shares, consisting of: (i) Nine Hundred Fifty Six Thousand (956,000) shares of Common Stock, no par value per share (“Common Stock”); and (ii) Five Hundred Ninety-Five Thousand (595,000) shares of Preferred Stock, no par value per share (“Preferred Stock”), of which Two Hundred Eighty Thousand (280,000) shares are shares of New Class A 3% Cumulative Participating Preferred Stock (“New Class A Preferred Stock”) and Three Hundred Fifteen Thousand (315,000) shares are shares of New Class B 5% Cumulative Participating Preferred Stock (“New Class B Preferred Stock”). The express terms and provisions of the Preferred Stock are as set forth in Part Two of this Article Fourth.
          (b) There shall be several series of the New Class A Preferred Stock. Except as regards the designation, the Subscription Price (as defined below in Part Two of this Article Fourth) and the Conversion Price (as defined below in Part Two of this Article Fourth) of such series, the express terms of each series of New Class A Preferred Stock shall be identical. As of the date of filing of this Amendment to these Third Amended and Restated Articles of Incorporation, there is one (1) authorized series of New Class A Preferred Stock, the New A-1 Series. The Corporation has authority to issue One Hundred Thirty Thousand Six Hundred Seventy-One (130,671) shares of the New A-1 Series of New Class A Preferred Stock.
     Authority is hereby granted expressly to the Board of Directors from time to time to adopt amendments to these Third Amended and Restated Articles of Incorporation providing for the issue, pursuant to acquisitions approved by the Board of Directors in accordance with Section 5.3 of the Investment and Recapitalization Agreement dated as of July 14, 2006 among the Corporation and several investors (the “Recapitalization Agreement”), in one or more series of any unissued shares of the New Class A Preferred Stock, and to fix, by the amendment creating each such series of the New Class A Preferred Stock, the designation and number of shares, the Subscription Price and the Conversion Price of such shares, to the fullest extent now or hereafter permitted by the laws of the State of Ohio and notwithstanding the provisions of any other Article of these Third Amended and Restated Articles of Incorporation, in respect of the matters set forth in the following subdivisions (i) to (iii), inclusive:
          (i) The designation and number of shares of such series;
          (ii) The Subscription Price for shares of such series;
          (iii) The Conversion Price for shares of such series.
The Subscription Price and Conversion Price of shares of any such series of New Class A Preferred Stock may, to the fullest extent now or hereafter permitted by the laws of the State of Ohio, be made dependent upon facts ascertainable outside these Third Amended and Restated Articles of Incorporation or outside the amendment or amendments providing for the issue of such series of New Class A Preferred Stock adopted by the Board of Directors pursuant to authority expressly vested in it by this Part One of this Article Fourth.
          (c) There shall be several series of New Series B Preferred Stock. Except as regards the designation, the Subscription Price and Conversion Price of such series, the express terms of each series of New Class B Preferred Stock shall be identical. As of August 22, 2006, there were five (5) authorized series of New Class B Preferred Stock, the New B-1 Series, the New B-2 Series, the New B-3 Series, the New B-4 Series and the New B-5 Series. As of December 17, 2007, New B-6 Series was authorized and created. The number of shares authorized for each such series is as set forth below:

Series	No. of Authorized Shares
New B-1 Series	121,250
New B-2 Series	26,975
New B-3 Series	107,775
New B-4 Series	31,634
New B-5 Series	3,366
New B-6 Series	24,000
          (d) The Corporation shall from time to time in accordance with the laws of the State of Ohio increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of the Preferred Stock into Common Stock in accordance with the terms of this Article Fourth governing such conversion.
          (e) Except as otherwise provided in this Article Fourth, in the Investment Agreement dated May 17, 2004 (the “2004 Investment Agreement”) between Walnut Investment Partners, L.P. (“WIP”) and the Corporation, in the Investment Agreement dated as of May 6,

2005 among WIP, Walnut Private Equity Fund, L.P. (“WPEF”) (WIP and WPEF collectively, “Walnut”), Mark J. Hauser (“Hauser”) and the Corporation (the “Series D Investment Agreement”), in the Irrevocable Subscription Agreement dated as of May 6, 2005 between the Corporation and The Thomas M. O’Gara Family Trust (“T. O’Gara”) (the “Series E Investment Agreement”), in the Contribution Agreement dated as of May 9, 2005 among the Corporation, Marsupial Holdings, Inc., Platypus Holdings, LLC, William P. Parker and Julie P. Parker (the “Series C Investment Agreement”), in the Investment Agreement dated as of December 16, 2005 among the Corporation and certain investors (the “Series F Investment Agreement”), in the Irrevocable Subscription Agreement dated as of December 16, 2005 between T. O’Gara and the Corporation and in the Recapitalization Agreement and in the Investment Agreement dated December 17, 2007 among WIP, Hauser, Hauser 43, LLC, T. O’Gara, Wilfred T. O’Gara and William J. Motto (the “2007 Investment Agreement”), no holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive: (i) any shares of the Corporation of any class, now or hereafter authorized; or (ii) any options or warrants for such shares; or (iii) any rights to subscribe for, purchase or receive any securities participating to or exchangeable for such shares, which may at any time be issued, granted, sold or offered for sale by the Corporation.
PART TWO: Terms of the Preferred Stock.
     1. Certain Definitions. Unless the context otherwise requires, the terms defined in this Section 1 of Part Two of Article Fourth shall have, for all purposes of this Part Two of Article Fourth, the meanings herein specified.
     Common Stock. The term “Common Stock” shall mean all shares now or hereafter authorized of Common Stock of the Corporation and any other stock of the Corporation, howsoever designated, that has the right (subject always to prior rights of any class or series of Preferred Stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.
     Conversion Date. The term “Conversion Date” shall have the meaning set forth in Section 5(d) below.
     Conversion Price. The term “Conversion Price” shall mean the price per share of Common Stock used to determine the number of shares of Common Stock deliverable upon conversion of a share of the Preferred Stock. The Conversion Price for the shares of New A-1 Series of New Class A Preferred Stock shall initially be $118.8476 per share (the “New A-1 Series Conversion Price”), subject to adjustment in accordance with the provisions of Section 5 below. The Conversion Price for each of the series of New Class B Preferred Stock authorized as of December 17, 2007 was, subject to adjustment in accordance with the provisions of Section 5 below, as set forth in the following table:

Applicable New B Series
Series	Conversion Price
New B-1 Series	$118.8476
New B-2 Series	$74.1867

Applicable New B Series
Series	Conversion Price
New B-3 Series	$12.0622
New B-4 Series	$90.1695
New B-5 Series	$118.8476
New B-6 Series	$125.00
References hereinto “applicable Conversion Price” shall mean the Conversion Price applicable to a particular class and series of Preferred Stock. References herein to “applicable New A Series Conversion Price” shall mean the Conversion Price applicable to a particular series of New Class A Preferred Stock and references herein to “applicable New B Series Conversion Price” shall mean the Conversion Price applicable to a particular series of New Class B Preferred Stock.
     Current Market Price. The term “Current Market Price” shall have the meaning set forth in Section 5(h) below.
     Dividend Payment Date. The term “Dividend Payment Date” shall have the meaning set forth in Section 2(a) below.
     Junior Stock. The term “Junior Stock” shall mean, for purposes of Sections 2 and 8 below, the Common Stock and any other class or series of stock of the Corporation not entitled to receive any dividends in any Dividend Period unless all dividends have been so paid or declared and set apart for payment and, for purposes of Sections 3 and 8 below, any class or series of stock of the Corporation not entitled to receive any assets upon the liquidation, dissolution or winding up of the affairs of the Corporation until the Preferred Stock shall have received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up.
     Subscription Price. The term “Subscription Price” shall, as to the New A-1 Series of New Class A Preferred Stock, mean $118.8476 per share (the “New A-1 Series Subscription Price”). The term “Subscription Price” shall, as to the various series of New Class B Preferred Stock authorized as of December 17, 2007 was as set forth in the following table:

Applicable New B Series
Series	Subscription Price
New B-1 Series	$118.8476
New B-2 Series	$74.1867
New B-3 Series	$12.0622
New B-4 Series	$90.1695
New B-5 Series	$118.8476
New B-6 Series	$125.00
References herein to the “applicable Subscription Price” shall mean the Subscription Price applicable to a particular class and series of Preferred Stock. References herein to the “applicable New A Series Subscription Price” shall mean the Subscription Price applicable to a particular series of New Class A Preferred Stock and references herein to the “applicable New B Series Subscription Price” shall mean the Subscription Price applicable to a particular series of New Class B Preferred Stock.
     Subsidiary. The term “Subsidiary” shall mean any corporation, limited liability company or other entity of which shares of stock or other equity securities possessing at least a majority of the general voting power electing the board of directors or other governing body are, at the time as of which any determination in being made, owned by the Corporation, whether directly or indirectly through one or more Subsidiaries.
     2. Dividends.
          (a) The holders of New Class A Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, dividends at the rate of three percent (3%) of the applicable New A Series Subscription Price, per annum, and no more. The holders of all series of New Class B Preferred Stock shall be entitled to receive, out of funds legally available for that purpose, dividends at the rate of five percent (5%) of the applicable New B Series Subscription Price, per annum, and no more. The entitlement of the New Class A Preferred Stock and the New Class B Preferred Stock to such dividends shall be pro rata and on a parity. Such dividends shall be cumulative (cumulating from the date of issuance of such shares of Preferred Stock on a day-to-day basis on the basis of a 360-day year), shall be compounded annually and shall be payable in arrears upon the occurrence of a Liquidation Event (as defined in Section 3 of Part Two of this Article Fourth (such date being herein referred to as the “Dividend Payment Date”). Dividends shall be paid to the holders of record of the New Class A Preferred Stock and New Class B Preferred Stock, as their names appear on the share register of the Corporation on the corresponding record date for the distribution.
          (b) If, on any Dividend Payment Date, the holders of the New Class A Preferred Stock and New Class B Preferred Stock shall not have received the full dividends provided for in the other provisions of this Section 2, then such dividends shall cumulate, whether or not earned or declared, with additional dividends thereon until such dividends shall be paid. Unpaid dividends shall cumulate on a day-to-day basis and shall be computed on the basis of a 360-day year.
          (c) So long as any shares of Preferred Stock shall be outstanding, without the written consent of the holders of not less than a majority of the shares of New Class A Preferred Stock then outstanding, all series voting together as a single class, and the written consent of the holders of not less than fifty five percent (55%) of the shares of New Class B Preferred Stock then outstanding, all series voting together as a single class, neither the Corporation nor any Subsidiary or affiliate of the Corporation shall: (i) declare or pay on any Junior Stock any dividend whatsoever, whether in cash, property or otherwise; or (ii) except as set forth in Section 3 of Part Two of this Article Fourth, make any distribution on any Junior Stock, or purchase or redeem any Junior Stock, or pay or make available any monies for a sinking fund for the purchase or redemption of any Junior Stock.

     3. Distributions Upon Liquidation, Dissolution or Winding Up.
               (i) In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation (together with all other transactions deemed under this Section 3 to be a Liquidation Event, collectively “Liquidation Events”), the holders of the New Class A Preferred Stock and New Class B Preferred Stock, which shall be on a parity as to any such entitlements, shall be entitled: (i) first, to be paid the applicable Subscription Price of all outstanding shares of Preferred Stock (as appropriately adjusted for any stock dividend, stock subdivision or split-up, combination or similar event affecting the Preferred Stock or the Common Stock), with the New Class A Preferred Stock being entitled to be paid the applicable New A Series Subscription Price and with the New Class B Preferred Stock being entitled to be paid the applicable New B Series Subscription Price; plus (ii) second, any accrued and unpaid dividends thereon to such date; plus (iii) third, to be paid an amount equal to the product of: (x) the balance of the proceeds of the Liquidation Event; and (y) the fully-diluted ownership percentage (excluding out-of-the-money options and warrants) represented by the Preferred Stock, treating the Preferred Stock on an “as-converted” basis. If and after payment shall have been made in full to the holders of the Preferred Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the net assets of the Corporation distributable among the holders of all outstanding shares of the Preferred Stock shall be insufficient to permit the payment in full to such holder of the preferential amounts to which they are entitled, then the entire net assets of the Corporation shall be distributed among the holders of the Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
          (b) Each of the following events shall be deemed to be a “Liquidation Event” for purposes of this Section 3: (i) the acquisition of the Corporation, or of a controlling equity interest in the Corporation, by another party or entity or group of affiliated parties by means of any transaction or series of related transactions (including, without limitation, any stock acquisition or transfer, any issuance of stock by the Corporation, a reorganization, merger, consolidation, mandatory share exchange or conversion transaction), other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or the first of the series of related transactions continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving or resulting entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving or resulting entity outstanding immediately after such transaction or the last of the series of related transactions; or (ii) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation in one (1) transaction or in a series of related transactions.
     4. Redemption by the Corporation.
     For so long as any shares of any series of New Class B Preferred Stock remain outstanding, none of the New Class A Preferred Stock shall be redeemed, in whole or in part, and neither the Corporation nor any affiliate or Subsidiary of the Corporation shall purchase or otherwise acquire any shares of New Class A Preferred Stock prior to the date on which all of the shares of all series of the New Class B Preferred Stock shall have been redeemed. Walnut, a substantial holder of the New Class B Preferred Stock, has stated its desire to exit its investment in the New Class B Preferred Stock at a point in the future, preferably on or around May 31, 2009. The Corporation acknowledges this desire and will assist Walnut in the sale of its New Class B Preferred Stock provided that such sale does not harm the holders of the New Class A Preferred or the Common Stock or the other holders of New Class B Preferred Stock and does not violate any covenants of the Corporation in any Corporation debt instruments that may be in place at such time.
     5. Conversion Rights. The Preferred Stock shall be convertible into Common Stock as follows:
          (a) Optional Conversion. Subject to and upon compliance with the provisions of this Section 5, the holder of any shares of Preferred Stock shall have the right at such holder’s option, at any time or from time to time, to convert any of such shares of Preferred Stock into fully paid and nonassessable shares of Common Stock at the Conversion Price applicable to such class and series of Preferred Stock (i.e., the applicable New A Series Conversion Price or the applicable New B Series Conversion Price, as the case may be) in effect on the Conversion Date (as hereinafter defined) upon the terms hereinafter set forth.
          (b) Automatic Conversion. Each outstanding share of Preferred Stock shall automatically be converted, without any further act of the Corporation or its stockholders, into fully paid and nonassessable shares of Common Stock at the Conversion Price for such Preferred Stock then in effect upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of the Common Stock for the account of the Corporation in which the gross proceeds to the Corporation are equal to or in excess of Twenty Five Million Dollars ($25,000,000) (“Qualified Public Offering”).
          (c) Conversion Price. Each share of Preferred Stock shall be converted into a number of shares of Common Stock determined by dividing (i) the applicable Subscription Price, by (ii) the applicable Conversion Price in effect on the Conversion Date. The applicable New A Series Conversion Prices and the applicable New B Series Conversion Prices shall each be subject to adjustment as set forth in subsection (f) below. No payment or adjustment shall be made for any dividends on the Common Stock issuable upon such conversion. Upon any such conversion, the holders of Preferred Stock shall also be entitled to payment, in cash, of all accrued but unpaid dividends on shares of Preferred Stock.
          (d) Mechanics of Conversion. The holder of any shares of Preferred Stock may exercise the conversion right specified in subsection (a) above by surrendering to the Corporation or any transfer agent of the Corporation the certificate or certificates for the share to be converted, accompanied by written notice specifying the number of shares to be converted. Upon the occurrence of the event specified in subsection (b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided that the Corporation shall not be obligated to issue to any such holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing the shares of Preferred Stock are either delivered to the Corporation or any transfer agent of the Corporation. Conversion shall be deemed to have been effected on the date when delivery of notice of an election to convert and certificates for shares is made or on the date of the occurrence of the event specified in subsection (b) above, as the case may be, and such date is referred to herein as the “Conversion Date.” Subject to the provisions of subsection(f)(vii) below, as promptly as practicable thereafter (and after surrender of the certificate or certificates representing shares of Preferred Stock to the Corporation or any transfer agent of the Corporation in the case of conversions pursuant to subsection (b) above), the Corporation shall issue and deliver to or upon the written order of such holder a certificate or check or cash with respect to any fractional interest in a share of Common Stock as provided in subsection (e) below. Subject to the provisions of subsection (f)(vii) below, the person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Preferred Stock surrendered for conversion (in the case of conversion pursuant to subsection (a) above), the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Preferred Stock representing the unconverted portion of the certificate so surrendered.
          (e) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Preferred Stock. If more than one (1) share of Preferred Stock shall be surrendered for conversion at any one (1) time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the then Current Market Price.
          (f) Conversion Price Adjustments. The applicable New Series A Conversion Prices and the applicable New Series B Conversion Prices shall each be subject to adjustment from time to time as follows:
               (i) Common Stock Issued at Less Than the Conversion Price. If the Corporation shall issue any Common Stock other than Excluded Stock (as hereinafter defined) without consideration or for a consideration per share less than the applicable Conversion Price (i.e., the applicable New Series A Conversion Price and the applicable New Series B Conversion Price, as the case may be) in effect immediately prior to such issuance, the applicable Conversion Price in effect immediately prior to each such issuance shall immediately (except as provided below) be reduced to the per share price of the shares issued in that issuance, which shall be determined by dividing the aggregate consideration received by the Corporation for the shares issued in that issuance by the aggregate number of shares so issued in that issuance.
               For the purposes of any adjustment of the applicable Conversion Price pursuant to clause (i), the following provisions shall be applicable:

                    (A) Cash. In the case of the issuance of Common Stock for cash, the amount of the consideration received by the Corporation shall be deemed to be the amount of the cash proceeds received by the Corporation for such Common Stock before deducting therefrom any discounts, commissions, taxes or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.
                    (B) Consideration Other Than Cash. In the case of the issuance of Common Stock (otherwise than upon the conversion of shares of capital stock or other securities of the Corporation) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be fair value thereof as determined by the Board of Directors, irrespective of any accounting treatment; provided that such fair value as determined by the Board of Directors shall not exceed the aggregate Current Market Price of the shares of Common Stock being issued as of the date the Board of Directors authorizes the issuance of such shares.
                    (C) Options and Convertible Securities. In the case of the issuance of: (i) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable); (ii) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable); or options, warrants or rights to purchase such Participating or exchangeable securities (whether or not at the time exercisable):
(1)	the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subclauses (A) and (B) above), if any, received by the Corporation upon the issuance of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby;

(2)	the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (determined in the manner provided in subclauses (A) and (B) above), if any, to be received by the Corporation upon the conversion or exchange of such securities or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof;

(3)	on any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Corporation upon such exercise, conversion or exchange, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the applicable Conversion Price as then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made upon the issuance of such options, warrants or rights not exercised prior to such change or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change;

(4)	on the expiration or cancellation of any such options, warrants or rights or the termination of the right to convert or exchange such convertible or exchangeable securities, if the applicable Conversion Price shall have been adjusted upon the issuance thereof, that Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made upon the issuance of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights or upon the conversion of exchange of such Participating or exchangeable securities; and

(5)	if the applicable Conversion Price shall have been adjusted upon the issuance of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Conversion Price shall be made for that actual issuance of Common Stock upon the exercise, conversion or exchange thereof;
provided, however, that no increase in the applicable Conversion Price shall be made pursuant to subclauses (1) or (2) of this subclause (C).

               (ii) Excluded Stock. “Excluded Stock” shall mean: (A) shares of Common Stock issued or reserved for issuance by the Corporation as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Common Stock or Preferred Stock, (B) shares of Common Stock issued or reserved for issuance by the Corporation upon conversion of shares of Preferred Stock; (C) shares of Common Stock to be issued to employees, consultants and advisors of the Corporation, whether pursuant to options, warrants or other rights, together with any such shares that are repurchased by the Corporation and reissued to any such employee, consultant or advisor, but only to the extent that such issuances are authorized pursuant to resolutions adopted by unanimous vote of the Board of Directors, including both directors designated by Walnut, and, if required, the Corporation’s shareholders; and (D) shares of New Class A Preferred Stock issued as compensation, including contingent, “earn-out” or deferred compensation, to the sellers of businesses acquired by the Corporation in acquisitions approved by the Board of Directors in accordance with Section 5.3 of the Recapitalization Agreement or as contingent, “earn-out” or deferred compensation to sellers of businesses acquired by the Corporation in transactions consummated prior to July 14, 2006.
               (iii) Stock Dividends, Subdivisions, Reclassifications or Combinations. If the Corporation shall: (A) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock; (B) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares; or (C) combine or reclassify the outstanding Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any shares of Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock which he would have owned or been entitled to receive had such Preferred Stock been converted immediately prior to such date. Successive adjustments in the applicable Conversion Price shall be made whenever any event specified above shall occur.
               (iv) Other Distributions. In case the Corporation shall fix a record date for the making of a distribution to all holders of shares of its Common Stock: (A) of shares of any class other than its Common Stock; or (B) of evidence of indebtedness of the Corporation or any Subsidiary; or (C) of assets (excluding cash dividends or distributions, and dividends or distributions referred to in subsection (f)(iii) above); or (D) of rights or warrants (excluding those referred to in subsection (f)(i) above), in each such case the applicable Conversion Price in effect immediately prior thereto shall be reduced immediately thereafter to the price determined by dividing: (1) an amount equal to the difference resulting from: (a) the number of shares of Common Stock outstanding on such record date multiplied by the applicable Conversion Price per share on such record date, less (b) the fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of said shares or evidences of indebtedness or assets or rights or warrants to be so distributed, by: (2) the number of shares of Common Stock outstanding on such record date. Such adjustment shall be made successively whenever such a record date is fixed. In the event that such distribution is not so made, the applicable Conversion Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to that Conversion Price which would then be in effect if such record date had not been fixed.

               (v) Consolidation, Merger, Sale, Lease and Conveyance. In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the assets of the corporation as an entirety or substantially as an entirety, each share of Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary the provisions set forth herein with respect to the rights and interest thereafter of the holders of the shares of Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Preferred Stock.
               (vi) Rounding of Calculations; Minimum Adjustment. All calculations under this subsection (f) shall be made to the nearest cent ($0.01) or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this Section 5 to the contrary notwithstanding, no adjustment in the applicable Conversion Price shall be made if the amount of such adjustment would be less than five cents ($0.05), but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate five cents ($0.05) or more.
               (vii) Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this subsection (f) shall require that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event: (A) issuing to the holder of any share of Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment; and (B) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to subsection (e) above; provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.
          (g) No Impairment. The Corporation shall not, by amendment, restatement or modification of this Part Two of Article Fourth or any other provisions of these Third Amended and Restated Articles of Incorporation or any provisions of its Amended and Restated Regulations or through any reorganization, transfer of assets, merger, consolidation, mandatory share exchange, conversion transaction, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all of the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Preferred Stock against dilution or impairment.

          (h) Current Market Price. The Current Market Price at any date shall mean, in the event the Common Stock is publicly traded, the average of the daily closing prices per share of Common Stock for thirty (30) consecutive trading days ending no more than fifteen (15) business days before such date (as adjusted for any stock dividend, split, combination or reclassification that took effect during such thirty (30) business day period). The closing price for each day shall be the last reported sale price regular way or in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the Common Stock is listed or admitted to trading or if not listed or admitted to trading on any national securities exchange, the closing sale price for such day reported by NASDAQ, if the Common Stock is traded over-the-counter and quoted in the National Market System or if the Common Stock is so traded, but not so quoted, the average of the closing reported bid and asked prices of the Common Stock as reported by NASDAQ or any comparable system or if the Common Stock is not listed on NASDAQ or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose. If the Common Stock is not traded in such manner that the quotations referred to above are available for the period required hereunder, the Current Market Price per share of Common Stock shall be deemed to be the fair value as determined by the Board of Directors, irrespective of any accounting treatment.
          (i) Statement Regarding Adjustments. Whenever the applicable Conversion Price shall be adjusted as provided in subsection (f) above, the Corporation shall forthwith file, at the office of any transfer agent for the Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Preferred Stock at its address appearing on the Corporation’s records. Each such statement shall be signed by the Corporation’s chief financial officer or its independent public accountants, if applicable. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions of subsection (j) below.
          (j) Notice to Holders. In the event the Corporation shall propose to take any action of the type described in clause (i) (but only if the action of the type described in clause (i) would result in an adjustment in the applicable Conversion Price), (iii), (iv) or (v) of subsection (f) above, the Corporation shall give notice to each holder of shares of Preferred Stock, in the manner set forth in subsection (h) above, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the applicable Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of shares of Preferred Stock. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

          (k) Treasury Stock. For the purposes of this Section 5, the sale or other disposition of any Common Stock theretofore held in the Corporation’s treasury shall be deemed to be an issuance thereof.
          (l) Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Preferred Stock; provided, that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Preferred Stock in respect of which such shares are being issued.
          (m) Reservation of Shares. The Corporation shall reserve at all times so long as any shares of Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Preferred Stock.
          (n) Approvals. If any shares of Common Stock to be reserved for the purpose of conversion of shares of Preferred Stock require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Common Stock into which the shares of Preferred Stock are then convertible is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.
          (o) Valid Issuance. All shares of Common Stock which may be issued upon conversion of the shares of Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result (including without limitation, any action which would cause the applicable Conversion Price to be less than the par value, if any, of the Common Stock).
     6. Voting Rights.
          (a) In addition to the special voting rights provided in subsections (b), (c) and (d) below and by applicable law, and except for the election of directors, which shall be governed by the Second Amended and Restated Shareholders Agreement dated as of July 14, 2006, as in effect from time to time (the “2006 Shareholders Agreement”), the holders of shares of Preferred Stock shall be entitled to vote upon all matters upon which holders of the Common Stock have the right to vote. The holders of the New Class A Preferred Stock and New Class B Preferred Stock (other than T. O’Gara, Wilfred O’Gara (“W. O’Gara”) and Michael J. Lennon (“Lennon”)) shall be entitled to the number of votes equal to the sum of largest number of full shares of Common Stock into which such shares of New Class A Preferred Stock or New Class B Preferred Stock could be converted pursuant to the provisions of Section 5 hereof at the record date for the determination of the stockholders entitled to vote on such matters, or if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. The shares of New Class B Preferred Stock held by T. O’Gara, W. O’Gara and Lennon shall be entitled to one thousand (1,000) votes for each such share (except in or with respect to the election of directors, which shall be governed by the 2006 Shareholders Agreement, the approval of incentive compensation for members of the Corporation’s senior management, the amendment or restatement of these Third Amended and Restated Articles of Incorporation and any matters reserved for class or series votes or as to which holders of Preferred Stock enjoy protective provisions, whether in these Third Amended and Restated Articles of Incorporation or otherwise). In all cases where the holders of shares of Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one (1) vote for each such share held by them respectively.
          (b) Without the prior consent of the holders of at least a majority of the then-outstanding shares of all series of New Class A Preferred Stock, given in writing or by vote at a meeting of stockholders called for such purpose, voting or consenting together as a single class, the Corporation will not:
               (i) Alter or change the rights, preferences or privileges of the New Class A Preferred Stock;
               (ii) Increase or decrease the authorized number of shares of New Class A Preferred Stock;
               (iii) Materially change the nature of the Corporation’s business (which shall not include any expansion of the Corporation or its acquisition of related or strategic businesses); or
               (iv) Amend or restate the Corporation’s Third Amended and Restated Articles of Incorporation, Amended and Restated Regulations or other charter documents (including any amendment or restatement effected by merger, consolidation, mandatory share exchange or otherwise) in a manner that adversely affects the rights of the holders of the New Class A Preferred Stock.
          (c) Without the prior consent of the holders of at least fifty five percent (55%) of the then-outstanding shares of all series of New Class B Preferred Stock, given in writing or by vote at a meeting of stockholders called for such purpose, voting or consenting together as a single class, the Corporation shall not:
               (i) Alter or change the rights, preferences or privileges of the New Class B Preferred Stock;
               (ii) Increase or decrease the authorized number of shares of New Class B Preferred Stock;

               (iii) Create (by reclassification or otherwise) any new class or series of capital stock having rights, preferences or privileges on a par with or senior to the New Class B Preferred Stock;
               (iv) Materially change the nature of the Corporation’s business (which shall not include any expansion of the Corporation or its acquisition of related or strategic businesses);
               (v) Amend or restate the Corporation’s Third Amended and Restated Articles of Incorporation, Amended and Restated Regulations or other charter documents (including any amendment or restatement effected by merger, consolidation, mandatory share exchange or otherwise) in a manner that adversely affects the rights of the holders of the New Class B Preferred Stock;
               (vi) Sell or otherwise convey all or substantially all the assets of the Corporation or sell or issue shares of capital stock of the Corporation representing fifty percent (50%) or more of the capital stock of the Corporation or enter into any consolidation or merger, mandatory share exchange or conversion transaction;
               (vii) Initiate the voluntary dissolution or winding-up or reorganization of the Corporation;
               (viii) Enter into any agreement, directly or indirectly, with officers, employees, stockholders or directors of the Corporation, other than employment agreements, compensation arrangements, stock options or other service related transactions that are approved by the Board of Directors (with the consent of both directors designed by Walnut); or
               (ix) Enter into any agreements, directly or indirectly, with any person to issue any capital stock of the Corporation in return for goods or services provided by such person.
          (d) Without the prior consent of the holders of at least a majority of the then-outstanding shares of any series of Preferred Stock, given in writing or by vote at a meeting of stockholders called for such purpose, all holders of such series voting or consenting together as a single class, the Corporation will not alter or change, directly by amendment or restatement of these Third Amended and Restated Articles of Incorporation or indirectly by merger, consolidation, mandatory share exchange, conversion transaction or otherwise, the Subscription Price or Conversion Price applicable to such series.
     7. Preemptive Rights.
          (a) The Corporation hereby grants to each holder of Preferred Stock a right of first refusal to purchase, on a pro rata basis, all or any part of New Securities (as defined below) which the Corporation may, from time to time, propose to sell and issue subject to the terms and conditions set forth below. Each such holder’s pro rata share, for purposes of this Section 7, shall equal a fraction, the numerator of which is the number of shares of Common Stock then held by such holder of Preferred Stock or issuable upon conversion of the Preferred Stock then held by such holder or upon the exercise of any other Participating securities, options, rights or warrants then held by such holder, and the denominator of which is the total number of shares of Common Stock then outstanding plus the number of shares of Common Stock issuable upon conversion or exercise of then outstanding New Class A Preferred Stock, New Class B Preferred Stock, other participating securities, options, rights or warrants (i.e., calculated on a fully-diluted basis).
          (b) “New Securities” shall mean any capital stock of the Corporation whether now authorized or not and rights, options or warrants to purchase capital stock, and securities of any type whatsoever which are or may become, Participating into capital stock; provided, however, that the term “New Securities” does not include: (i) the New Class B Preferred and New A-1 Series; (ii) the shares of Common Stock issuable upon conversion of such shares of New Class B Preferred and New A-1 Series; (iii) the New Class A Preferred issued in connection with the acquisitions approved by the Board of Directors in accordance with Section 5.3 of the Recapitalization Agreement or the shares of Common Stock issuable upon conversion of such shares of New Class A Preferred; (iv) securities offered to the public pursuant to a Qualified Public Offering; (v) securities issued as a result of any stock split, stock dividend or reclassification of Common Stock, distributable on a pro rata basis to all holders of Common Stock; or (vi) securities issued in connection with the exercise of warrants or options listed on Section 4.4 of the Disclosure Schedule to the Recapitalization Agreement; or (viii) securities issued in connection with any of the Company’s stock option plans pursuant to resolutions adopted by unanimous vote of the Board of Directors, including both directors designated by Walnut; and (viii) securities issued in connection with acquisitions of other businesses by the Company.
          (c) If the Corporation intends to issue New Securities, it shall give each holder of Preferred Stock written notice of such intention, describing the type of New Securities to be issued, the price thereof and the general terms upon which the Corporation proposes to effect such issuance. Each holder of Preferred Stock shall have thirty (30) days from the date of any such notice to agree to purchase all or part of its, her or his pro rata share of such New Securities for the price and upon the general terms and conditions specified in the Corporation’s notice by giving written notice to the Corporation stating the quantity of New Securities to be so purchased. Each holder of Preferred Stock shall have a right of over allotment such that if any other holder of Preferred Stock fails to exercise his, her or its right hereunder to purchase his, her or its total pro rata portion of New Securities, the other holders of Preferred Stock may purchase such portion on a pro rata basis, by giving written notice to the Corporation within five (5) days from the date that the Corporation provides written notice to the other Investors of the amount of New Securities with respect to which such non-purchasing holder of Preferred Stock has failed to exercise its, her or his right hereunder.
If any holder of Preferred Stock fails to exercise the foregoing right of first refusal with respect to any New Securities within such thirty (30)-day period (or the additional five (5)-day period provided for overallotments), the Corporation may within one hundred eighty (180) days thereafter sell any or all of such New Securities not agreed to be purchased by the holders of Preferred Stock, at a price and upon general terms no more favorable to the purchasers thereof than specified in the notice given to each holder of Preferred Stock pursuant to paragraph (c) above. In the event the Corporation has not sold such New Securities within such one hundred eighty (180)-day period, the Corporation shall not thereafter issue or sell any New Securities without first offering such New Securities to the holders of Preferred Stock in the manner provided in this Section 7.
     8. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as amended from time to time).
     9. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
     10. Severability of Provisions. If any right, preference or limitation of the Preferred Stock set forth herein (as amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth herein (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.
     11. Status of Reacquired Shares. Shares of Preferred Stock which have been issued and reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Ohio) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.
     ARTICLE FIFTH: The Corporation is to have perpetual existence.
     ARTICLE SIXTH: Except as provided in this Article Sixth, any of the provisions of these Third Amended and Restated Articles of Incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Ohio at the time in force may be added or inserted as prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by these Third Amended and Restated Articles of Incorporation are granted subject to the provisions of this Article Sixth. Notwithstanding any other provision of these Third Amended and Restated Articles of Incorporation to the contrary, this Article Sixth may not be amended, altered or repealed (including any amendment, alteration or repeal effected by merger, consolidation, mandatory share exchange, conversion transaction or otherwise} without each of: (x) the affirmative vote of a majority in interest of the then-outstanding shares of all series of the then-outstanding New Class A Preferred Stock; and (y) the affirmative vote of the holders of at least fifty five percent (55%) of the then-outstanding shares of all series of the New Class B Preferred Stock. Part Two of Article Fourth of these Third Amended and Restated Articles of Incorporation may not be amended, altered or repealed (including any amendment, alteration or repeal effected by merger, consolidation, mandatory share exchange, conversion transaction or otherwise) without the affirmative vote of a majority in interest of the then-outstanding shares of all series of the New Class A Preferred Stock and of the holders of at least fifty five percent (55%) of the then-outstanding shares of all series of the New Class B Preferred Stock.

     ARTICLE SEVENTH: This Corporation, through its Board of Directors, shall have the right and power to purchase any of its outstanding shares at such price and upon such terms as may be agreed upon between the Corporation and any selling shareholder.
     ARTICLE EIGHTH: No shareholder shall have the right to vote cumulatively in the election of directors.
     ARTICLE NINTH: These Third Restated and Amended Articles of Incorporation take the place of and supersede the existing Second Restated and Amended Articles of Incorporation of the Corporation as heretofore amended and/or restated.